25002608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46418

ANNUAL REPORTS
FORM X-17A-5
PART III*

SEC Mail Processing
MAR 03 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Abacus International Capital Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 Bowery
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jill Sung (Name) 212-266-9063 (Area Code – Telephone Number) jillsung@abacusicc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HTL International, LLC
(Name – if individual, state last, first, and middle name)

12 Greenway Plaza, Suite 1100 (Address) Houston (City) TX (State) 77046 (Zip Code)

02/16/2023 (Date of Registration with PCAOB)(if applicable) 7000 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jill Sung, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Abacus International Capital corp., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Vice President

Notary Public

JEN WU TAN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01TA6397902
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES SEPT 16, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABACUS INTERNATIONAL CAPITAL CORP.

SEC ID 8-46418

Financial Statements

December 31, 2024

ABACUS INTERNATIONAL CAPITAL CORP.

Table Of Contents
December 31, 2024

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	**1**
FINANCIAL STATEMENTS	
Statement of Financial Condition	**2**
Statement of Operations	**3**
Statement of Changes in Stockholder's Equity	**4**
Statement of Cash Flows	**5**
Notes to Financial Statements	**6-11**
SUPPLEMENTAL INFORMATION	
Schedule 1: Schedule of the Computation of Net Capital Under Securities and Exchange Act of 1934 Rule 15c3-1 as of December 31, 2024	**12**
Schedule 2: Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	**13**
Schedule 3: Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	**13**
Other Information	
Report of Independent Registered Public Accounting Firm of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)	**14**
Management Statement Regarding Compliance with the Exemption Provisions of Securities and Exchange Commission Rule 15c3-3	**15**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Stockholders
Abacus International Capital Corp.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Abacus International Capital Corp. (the "Company") as of December 31, 2024, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements the Company has suffered recurring losses from operations and has cash flows used in operations that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplemental Information

The supplemental schedules ("the supplemental information") has been subjected to the auditing procedures performed in conjunction with the audit of Abacus International Capital Corp.'s financial statements. The supplemental information is the responsibility of Abacus International Capital Corp., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

HTL International, LLC

HTL International, LLC
We have served as Abacus International Capital Corp.'s auditor since 2024
Houston, TX,
February 24, 2025

ABACUS INTERNATIONAL CAPITAL CORP.
Statement of Financial Condition
As of December 31, 2024

ASSETS		
Cash and cash equivalents	$	128,219
Securities carried at fair value		69,579
Prepaid expenses and others assets		10,761
Total Assets	$	208,559
LIABILITIES AND STOCKHOLDER's EQUITY		
LIABILITIES:		
Accrued expenses	$	10,000
Related party liability		5,551
Deferred tax liability		4,788
Total Liabilities	$	20,339
Commitments and Contingencies		-
STOCKHOLDER'S EQUITY:		
Common stock, no par value' 200 shares authorized, issued and outstanding		-
Additional Paid-in capital		1,809,875
Accumulated deficit		(1,621,655)
Total Stockholder's Equity		188,220
Total Liabilities and Stockholder's Equity	$	208,559

The accompanying notes are an integral part of these financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
Statement of Operations
For the Year Ended December 31, 2024

Expense		
Occupancy	$	5,551
Communication and data processing		1,895
Insurance		12,055
Professional fees		20,200
Regulator fees and expenses		3,050
Other operating expenses		15
Total Expenses		42,766
Loss From Operations		(42,766)
Other Income		
Interest and dividends		1,559
Gain on change in fair value of securities		17,253
Total other income		18,812
Loss Before Income Tax		(23,954)
Income Tax		4,499
Net Loss	$	(19,455)

The accompanying notes are an integral part of these financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2024

	Common Shares	Common Amount	Paid-In Capital	Accumulated Deficit	Total
Balance - January 01, 2024	200	$ -	$ 1,759,875	$ (1,602,200)	$ 157,675
Capital Contribution	-	-	50,000	-	50,000
Net Loss	-	-	-	(19,455)	(19,455)
Balance - December 31, 2024	200	$ -	$ 1,809,875	$ (1,621,655)	$ 188,220

The accompanying notes are an integral part of these financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows From Operating Activities:	
Net loss	$ (19,455)
Adjustments to reconcile net loss to net cash flow from operating activities:	
Change in fair value of securities	(17,253)
Changes in assets and liabilities:	
Prepaid expenses and other assets	35
Accrued expenses	6,000
Related party liability	(1,156)
Deferred tax liability	3,313
Net cash used in operating activities	(28,516)
Cash Flows from Financing Activities:	
Capital contribution	50,000
Net cash provided by financing activities:	50,000
Change in Cash and Cash Equivalents	21,484
Cash and Cash Equivalents - beginning of year January 01, 2024	$ 106,735
Cash and Cash Equivalents - end of year December 31, 2024	$ 128,219

The accompanying notes are an integral part of these financial statements.

Note 1. - NATURE OF OPERATIONS

Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions.

Note 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of amounts denominated in US dollars. The Company does not, at any time, maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

Brokerage commissions. The Company contemplates buying and selling securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company would charge a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. No revenue recognized in the year ended December 31, 2024.

Note 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off- balance-sheet risk of loss in the event that customers, if any, are unable to fulfill contractual obligations under margin accounts. At December 31, 2024, the business did not have any balance in margin accounts.

Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, the financial guarantee would be recorded at fair value.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accounts payable and securities owned.

Note 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements on a Recurring Basis As of December 31, 2024

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities carried at fair value	$ 69,579	$ -	$ -	$ 69,579
Total	$ 69,579	$ -	$ -	$ 69,579

Securities Carried at Fair Value

The Company has an investment account which is measured at fair value under the fair value option, using market prices, and changes in fair value are recorded in earnings. The account is classified as Securities carried at fair value. Interest and dividends are included in interest income.

Concentration of Credit Risk

The Company is considering various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits. No such excess exists at December 31, 2024.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Note 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax asset or liability among the participants generally in proportion to their contribution to the consolidated taxable income or loss amounts.

Income tax expense (benefit) is allocated by the Parent and consists of the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities reflect future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Related Party Transactions

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays the Company's overhead and administrative costs. This is recorded on the payable to parent line item on the statement of financial condition. A portion of the overhead and administrative cost has been identified as attributed to occupancy expenses. In assessing the nature of this expense and terms of the expense sharing agreement, we have concluded that the arrangement does not meet the definition of a lease under the ASC 842 lease accounting standard since the Company does not obtain substantially all of the economic benefits from the use of the larger asset (the Company's economic benefit is limited to the portion that is uses) and therefore will not be accounted for under the ASC 842 lease accounting standard.

The Company participates in a Tax Participation Agreement with Abacus Federal Savings Bank and its subsidiaries. The resulting tax benefit is recorded as a receivable from parent company on the statement of financial condition.

New Accounting Pronouncements

On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, *Improvements to Income Tax Disclosures*, applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the potential impact of adopting this new guidance.

Note 3. - GOING CONCERN

These audited financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its stockholder and related party, the ability of the Company to obtain necessary equity financing to continue operations, and ultimately the attainment of profitable operations. As of December 31, 2024, the Company had a net working capital of $188,220 and has an accumulated deficit of $1,621,655. Furthermore, for the year ended December 31, 2024, the Company incurred a net loss of $19,455 and used $28,516 of cash flows for operating activities. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These audited financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4. - INCOME TAXES

The components of the income tax benefit for 2024 were as follows:

Income tax	$	4,499
	$	4,499

The difference between the expected income tax benefit (computed by applying the U.S. Federal corporate income tax rate of 21% to the loss before income tax benefit) for the year ended December 31, 2024 and the reported income tax benefit is a result of state and city tax expense.

At December 31, 2024, the Company has a deferred tax liability of $12,910, resulting from unrealized gains (losses) on trading securities. The Company shares the benefit of their losses with their Parent Company.

Note 5. - RELATED PARTIES

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the Company's overhead and administrative costs. In 2024, $7,461 of costs were allocated to the Company by the parent Company as follows:

OPERATING EXPENSES:		
Communication and data processing	$	1,895
Occupancy		5,551
Other		15
	$	7,461

Note 5. - RELATED PARTIES (Continued)

The Company occupies a portion of the parent company office. The parent company allocates its occupancy costs to the Company at 0.50% of the monthly expenses.

Note 6. - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ration would exceed 10 to 1.

At December 31, 2024, the Company had net capital of $146,562 which was $141,562 in excess of its required net capital of $5,000. The Company's net capital ratio was 10.08%.

Note 7. - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2025, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

ABACUS INTERNATIONAL CAPITAL CORP
Supplementary Schedule Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
Schedule 1
For the Year Ended December 31, 2024

Total equity qualified for net capital	$ 188,220
Deductions and/or charges	
Non-allowable assets:	31,221
Total deductions and/or charges	31,221
Net capital before haircuts on securities	156,999
Haircuts on securities	(10,437)
Net capital	146,562
Aggregate indebtedness	
Accounts payable and accrued expenses	10,000
Net deferred tax	4,788
Total aggregate indebtedness	14,788
Percentage of aggregate indebtedness to net capital	10.08%
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital	146,562
Net capital in excess of minimum requirement	141,562
Net capital per computation contained in the Company's unaudited Form X-17a-5, Part IIA filing	$ 146,562

There were no material differences between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part III filing as of December 31, 2024 filed February 24, 2025. Accordingly, no reconciliation is necessary.

ABACUS INTERNATIONAL CAPITAL CORP.

Schedule 2:

Computation for Determination of Reserve Requirements Pursuant to Securities and Exchange Commission Rule 15c3-3, December 31, 2024

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(i) of the Rule.

Schedule 3:

Information Relating to Possession or Control Requirements Pursuant to Securities and Exchange Commission Rule 15c3-3, December 31, 2024

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(i) of the Rule.

HTL INTERNATIONAL
CPAS & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Director and Stockholders
of Abacus International Capital Corp

We have reviewed management's statements, included in the accompanying Exemption Report, in which Abacus International Capital Corp identified the following provisions of 17 C.F.R. §15c3-3(k) under which Abacus International Capital Corp states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business activities tp participating in distributions of securities in accordance of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as a finder, and the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers: did not carry accounts for customers and , it does not carry accounts for customers, it does not hold securities or funds for customers.

3. The Company did not carry PAB accounts, (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

Abacus International Capital Corp is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Abacus International Capital Corp compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

HTL International, LLC

HTL International, LLC

February 24, 2025

Abacus International Capital Corp.

Management Statement Regarding Compliance with the Exemption Provisions of Securities and Exchange Commission Rule 15c3-3

Assertions Regarding Exemption Provision:

Abacus International Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

> The Company is filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to : participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)2 of Rule 15c2-4 an the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year December 31, 2024 without exception

Statement Regarding Meeting Exemption Provision:

The Company has met the identified exemption provision, as noted above, without exception, throughout the 2024 calendar year.

I, Jill Sung, swear that, to my best knowledge and belief, this exemption report is true and correct.

Jill Sung, Vice President
Date: 02.24.2025